                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 29)(1)

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  178666 10 3
                                  -----------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)


---------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 178666 10 3             SCHEDULE 13D                 Page 2 of 7 Pages


------------------- ------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                             Jack Farber
------------------- ------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A
                    MEMBER OF A GROUP*                             (a)   |_|
                                                                   (b)   |_|
------------------- ------------------------------------------------------------
3                   SEC USE ONLY
------------------- ------------------------------------------------------------
4                   SOURCE OF FUNDS   PF, OO
------------------- ------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               |_|
------------------- ------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
------------------- ------ -----------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                  1,346,661 Shares
BENEFICIALLY        ------ -----------------------------------------------------
OWNED BY EACH       8      SHARED VOTING POWER                  632,820 Shares
REPORTING PERSON    ------ -----------------------------------------------------
WITH                9      SOLE DISPOSITIVE POWER             1,346,661 Shares
                    ------ -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER             632,820 Shares
------------------- ------ -----------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON         1,979,481 Shares
------------------- ------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES*                             |X|
------------------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  16.8%
------------------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*     IN
------------------- ------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 178666 10 3             SCHEDULE 13D                 Page 3 of 7 Pages

This Amendment No. 29 amends the Schedule 13D filed by Jack Farber with respect to shares of common stock, par value $.10 per share, ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

Item 5.  Interest in Securities of the Issuer.

         The share numbers in this Amendment No. 29 to Schedule 13D reflect a 3-for-2 stock split in the form of a stock dividend paid by CSS on July 10, 2003 to holders of record on June 30, 2003.

         Jack Farber may be deemed to beneficially own 1,979,481 shares of Common Stock (16.8% of the issued and outstanding Common Stock of CSS, based upon 11,813,294 shares issued and outstanding as of the close of business on September 30, 2003, as set forth in CSS' Form 10-Q for the quarter ended September 30, 2003). Of that amount, he has sole voting and investment power with regard to 1,346,661 shares of Common Stock that he owns directly and shared voting and investment power with regard to 632,820 shares of Common Stock, which consists of the following:

         o   351,042 shares of Common Stock held directly by Jack Farber's wife;

         o 198,303 shares of Common Stock held by a trust for the benefit of David M. Farber, Jack Farber's son, for which Jack Farber and David
             M. Farber are co-trustees (the "David Farber Trust"). A majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and

         o 83,475 shares of Common Stock owned by trusts for the benefit of two of Jack Farber's grandchildren (together, the "Grandchildren Trusts"), for which Jack Farber's wife serves as co-trustee with his daughter.

         The shares referenced as being beneficially owned by Jack Farber do not include shares owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation"), the Farber Foundation, Inc. (the "Farber Foundation") and the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"). Jack Farber, his wife, his son and his daughter are members, officers and directors of the Farber Family Foundation. Jack Farber and certain other directors and officers of CSS are members, directors or officers of the Farber Foundation. Jack Farber's daughter is the sole trustee of the Farber Charitable Trust. As a matter of policy, the Farber Foundation and the Farber Family Foundation, both of which are charitable foundations, do not vote the shares of Common Stock that they own. Jack Farber disclaims any beneficial ownership in the shares held by the Farber Foundation, the Farber Family Foundation and the Farber Charitable Trust.

CUSIP No. 178666 10 3             SCHEDULE 13D                 Page 4 of 7 Pages


         Following the date that Amendment No. 28 to Jack Farber's Schedule 13D was filed, he sold Common Stock as follows:

         -------------------------- --------------------- ----------------------
               Date of Sale           Number of Shares       Price Per Share
               ------------           ----------------       ---------------
         -------------------------- --------------------- ----------------------
         September 2, 2003                    400                $24.20
         -------------------------- --------------------- ----------------------
         September 2, 2003                    800                $24.09
         -------------------------- --------------------- ----------------------
         September 3, 2003                  1,000                $24.14
         -------------------------- --------------------- ----------------------
         September 3, 2003                  1,000                $24.18
         -------------------------- --------------------- ----------------------
         September 3, 2003                    500                $24.12
         -------------------------- --------------------- ----------------------
         September 3, 2003                    800                $24.11
         -------------------------- --------------------- ----------------------
         September 3, 2003                  1,000                $24.19
         -------------------------- --------------------- ----------------------
         September 3, 2003                    500                $24.10
         -------------------------- --------------------- ----------------------
         September 8, 2003                  1,000                $24.98
         -------------------------- --------------------- ----------------------
         September 8, 2003                    500                $25.00
         -------------------------- --------------------- ----------------------
         September 8, 2003                  1,000                $25.10
         -------------------------- --------------------- ----------------------
         September 8, 2003                  1,000                $25.15
         -------------------------- --------------------- ----------------------
         September 8, 2003                    200                $25.20
         -------------------------- --------------------- ----------------------
         September 9, 2003                    300                $25.25
         -------------------------- --------------------- ----------------------
         September 10, 2003                   100                $24.59
         -------------------------- --------------------- ----------------------
         September 10, 2003                 1,900                $24.55
         -------------------------- --------------------- ----------------------
         September 15, 2003                   100                $24.57
         -------------------------- --------------------- ----------------------
         September 16, 2003                   400                $24.49
         -------------------------- --------------------- ----------------------
         September 16, 2003                 1,300                $24.38
         -------------------------- --------------------- ----------------------
         September 16, 2003                 2,800                $24.37
         -------------------------- --------------------- ----------------------
         September 16, 2003                   900                $24.30
         -------------------------- --------------------- ----------------------
         September 16, 2003                   100                $24.26
         -------------------------- --------------------- ----------------------
         September 16, 2003                   100                $24.25
         -------------------------- --------------------- ----------------------
         September 16, 2003                   300                $24.20
         -------------------------- --------------------- ----------------------
         September 22, 2003                 1,000                $26.10
         -------------------------- --------------------- ----------------------
         September 22, 2003                   800                $26.15
         -------------------------- --------------------- ----------------------
         September 22, 2003                   200                $26.17
         -------------------------- --------------------- ----------------------
         September 23, 2003                 3,000                $26.10
         -------------------------- --------------------- ----------------------
         September 23, 2003                   100                $26.06
         -------------------------- --------------------- ----------------------
         September 23, 2003                   900                $26.05
         -------------------------- --------------------- ----------------------
         September 29, 2003                   500                $25.37
         -------------------------- --------------------- ----------------------
         September 29, 2003                 1,500                $25.36
         -------------------------- --------------------- ----------------------
         September 29, 2003                 4,000                $25.40
         -------------------------- --------------------- ----------------------
         October 7, 2003                    2,800                $26.50
         -------------------------- --------------------- ----------------------
         October 7, 2003                    1,000                $26.51
         -------------------------- --------------------- ----------------------
         October 7, 2003                    2,100                $26.55
         -------------------------- --------------------- ----------------------
         October 7, 2003                      100                $26.60
         -------------------------- --------------------- ----------------------
         October 13, 2003                   3,700                $26.50
         -------------------------- --------------------- ----------------------
         October 13, 2003                   1,000                $26.51
         -------------------------- --------------------- ----------------------
         October 13, 2003                     200                $26.56
         -------------------------- --------------------- ----------------------
         October 13, 2003                     300                $26.61
         -------------------------- --------------------- ----------------------

CUSIP No. 178666 10 3             SCHEDULE 13D                 Page 5 of 7 Pages


         -------------------------- --------------------- ----------------------
               Date of Sale           Number of Shares       Price Per Share
               ------------           ----------------       ---------------
         -------------------------- --------------------- ----------------------
         October 13, 2003                     300                $26.70
         -------------------------- --------------------- ----------------------
         October 13, 2003                     500                $26.71
         -------------------------- --------------------- ----------------------
         October 20, 2003                   1,500                $27.06
         -------------------------- --------------------- ----------------------
         October 20, 2003                   3,400                $27.10
         -------------------------- --------------------- ----------------------
         October 20, 2003                     300                $27.11
         -------------------------- --------------------- ----------------------
         October 20, 2003                     300                $27.18
         -------------------------- --------------------- ----------------------
         October 20, 2003                     500                $27.20
         -------------------------- --------------------- ----------------------
         October 27, 2003                     600                $27.20
         -------------------------- --------------------- ----------------------
         October 27, 2003                   1,000                $27.15
         -------------------------- --------------------- ----------------------
         October 29, 2003                   1,400                $26.69
         -------------------------- --------------------- ----------------------
         October 29, 2003                   2,500                $26.70
         -------------------------- --------------------- ----------------------
         October 29, 2003                     100                $26.74
         -------------------------- --------------------- ----------------------
         October 29, 2003                     400                $26.73
         -------------------------- --------------------- ----------------------
         November 3, 2003                   6,000                $27.00
         -------------------------- --------------------- ----------------------
         November 10, 2003                    800                $28.71
         -------------------------- --------------------- ----------------------
         November 10, 2003                  2,800                $28.75
         -------------------------- --------------------- ----------------------
         November 10, 2003                  2,200                $28.80
         -------------------------- --------------------- ----------------------
         November 10, 2003                    200                $28.90
         -------------------------- --------------------- ----------------------
         November 17, 2003                    400                $29.12
         -------------------------- --------------------- ----------------------
         November 17, 2003                    600                $29.10
         -------------------------- --------------------- ----------------------
         November 17, 2003                  1,000                $29.07
         -------------------------- --------------------- ----------------------
         November 18, 2003                    400                $28.20
         -------------------------- --------------------- ----------------------
         November 18, 2003                  1,000                $28.30
         -------------------------- --------------------- ----------------------
         November 18, 2003                  1,200                $28.50
         -------------------------- --------------------- ----------------------
         November 18, 2003                    300                $28.51
         -------------------------- --------------------- ----------------------
         November 18, 2003                  1,000                $28.59
         -------------------------- --------------------- ----------------------
         November 18, 2003                    100                $28.60
         -------------------------- --------------------- ----------------------
         November 24, 2003                  1,700                $29.10
         -------------------------- --------------------- ----------------------
         November 24, 2003                    400                $29.12
         -------------------------- --------------------- ----------------------
         November 24, 2003                    400                $29.17
         -------------------------- --------------------- ----------------------
         November 24, 2003                  1,600                $29.18
         -------------------------- --------------------- ----------------------
         November 24, 2003                    200                $29.20
         -------------------------- --------------------- ----------------------
         November 24, 2003                    300                $29.34
         -------------------------- --------------------- ----------------------
         November 25, 2003                    400                $29.32
         -------------------------- --------------------- ----------------------
         November 25, 2003                  1,000                $29.40
         -------------------------- --------------------- ----------------------
         December 1, 2003                     500                $30.00
         -------------------------- --------------------- ----------------------
         December 1, 2003                   1,000                $29.90
         -------------------------- --------------------- ----------------------
         December 1, 2003                     500                $29.85
         -------------------------- --------------------- ----------------------


         All of these sales were effected pursuant to a plan intended to comply with Rule 10b5-1(c).

CUSIP No. 178666 10 3             SCHEDULE 13D                 Page 6 of 7 Pages


         In addition, on November 17, 2003 Jack Farber donated 50,000 shares to the Farber Family Foundation.

         In Amendment No. 28 to his Schedule 13D, Jack Farber reported that on July 8, 2003, he sold, for $17,850 (subject to adjustment following a final valuation report of a financial consulting firm), all of the shares of common stock of Delv, Inc. (the "General Partner") to two trusts for the benefit of his children, for which his daughter, Ellen B. Kurtzman, serves as the sole trustee. In order to fund the purchase, Jack Farber made a gift to the trusts equal to the aggregate purchase price for the shares of common stock of the General Partner. Based on the final valuation report, the sale price was adjusted to $17,408. After taking into account cash assets of the General Partner (held directly or through its 0.1 percent interest in the Delv, L.P. (the "Partnership")), the purchase price per share of the 500 shares of Common Stock held indirectly by the General Partner through the Partnership may be deemed to be $28.51.

         In addition, in the same filing, Jack Farber reported that on July 9, 2003, he sold, for $9,866,707 (subject to adjustment following a final valuation report of a financial consulting firm), his 99.9 percent limited partnership interest in the Partnership to the 2003 Farber Family Trust, dated as of June 30, 2003 (the "2003 Trust"), of which Ellen B. Kurtzman is the sole trustee and Jack Farber's grandchildren are beneficiaries. In connection with this transaction, the 2003 Trust issued a promissory note, in the principal amount of $8,866,707, to Jack Farber. Interest on the unpaid balance of the note is
2.55 percent per annum; the entire balance of the accrued and unpaid interest and principal will be due and payable on December 31, 2011. Based on the final valuation report, the sale price was adjusted to $9,793,439, and the principal amount of the note was adjusted to $8,793,439. After taking into account the cash assets of the Partnership, the purchase price per share of the 499,500 shares of Common Stock (held indirectly through the 99.9 percent limited partnership interest) may be deemed to be $19.18.

CUSIP No. 178666 10 3             SCHEDULE 13D                 Page 7 of 7 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   JACK FARBER
                                                   ----------------------
                                                   Jack Farber


Date:  December 2, 2003